SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 30, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications announces receiving two lawsuits and motions for the recognition of these lawsuits as class actions filed against the company and against 012 smile

PARTNER COMMUNICATIONS ANNOUNCES RECEIVING
TWO LAWSUITS AND MOTIONS FOR THE RECOGNITION OF
THESE LAWSUITS AS CLASS ACTIONS FILED AGAINST
THE COMPANY AND AGAINST 012 SMILE

ROSH HA'AYIN, Israel, November 30, 2015 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that the Company received two lawsuits and motions for the recognition of these lawsuits as class actions that were filed against the Company and its fully owned subsidiary, 012 Smile Telecom Ltd. ("012 Smile"), in the Jerusalem District Court on November 12, 2015.

The claims allege that Partner and 012 Smile required their customers to purchase a router and/or a call adaptor and/or terminal equipment as a condition for using their fixed-line telephony services, not in accordance with the provisions of their licenses.

If the claim filed against Partner is recognized as a class action, the total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million.

If the claim filed against 012 Smile is recognized as a class action, the total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million.

Partner and 012 Smile are reviewing and assessing the lawsuits and are unable at this preliminary stage, to evaluate, with any degree of certainty, the probability of success of the lawsuits or the range of potential exposure, if any.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and under the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner: http://www.orange.co.il/en/Investors-Relations/lobby/.

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: November 30, 2015